Mail Stop 3-5

March 1, 2005


Robert M. Lombardi
Chairman and President
Chefs International, Inc.
62 Broadway
Point Pleasant Beach, NJ  08742

Re:  	Chefs International, Inc.
	Schedule 13E-3/A filed February 18, 2005
	File No. 005-20011
	Revised Schedule 14A filed February 18, 2005
	File No. 001-08513

Dear Mr. Lombardi:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1. We refer to your response to our comment 22. Please revise the disclosure in the proxy statement and Schedule 13E-3 to include the law firm of Lombardi & Lombardi and its pension plan as filing persons and include all of the information required by Schedule
13E-3 and its instructions. Please also make sure that these entities sign the Schedule 13E-3.

2. We note your response to comments 3. Please expand your disclosure so that it addresses the Lombardi Restaurant Group, Inc., in addition to the Lombardi and Maschler brothers. For instance, we are unable to locate a reference to the Lombardi Restaurant Group in response to comments 35-37.

Schedule 14A

3. We note your response to comment 30.  It seems that the
independent counsel`s name, Ellenoff Grossman & Schole LLP, was deleted from the revised Schedule 14A.  Please revise to disclose the name and describe the means the firm utilized to advise the
company of its obligation under Delaware corporate law.   Disclose for
example if the firm provided any opinion, written or otherwise, to the company.

Recommendation of the Special Committee and the Board, page 43

4. We are unable to locate your response to prior comment 38.
Please provide discussion of going concern value, liquidation value, previous purchases or firm offers. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed in considerable detail. If a filing person did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant. See Question and Answer No. 20 of Exchange Act Release No. 34-17719.

Opinion of Houlihan Lokey, page 48

5. We note your statement that the you mailed a separate letter containing the Houlihan Lokey presentation. The staff has not received this presentation. Please advise.

6. We note your response to prior comment 43. Either supplementally confirm that the company provided no financial forecasts to Houlihan Lokey or provide the requested disclosure.

Book Value Analysis, page 53

7. We reissue comment 49. Please set forth the methodology used to determine and the ultimate values the advisor derived for net book value per share and net tangible book value per share as of October 2004 in this section.

Effects of the Merger, page 57

8. We reissue prior comment 40. Please expand your disclosure to discuss the effects of the transaction on each filing person. It is not appropriate in all cases to consolidate your discussion of each individual filing person under the heading "continuing shareholders." Your discussion should, at a minimum, describe each affiliate`s interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages on an individual basis. See Instruction 3 to Item 1013 of Regulation M-A.

Cautionary Statement and Risks Concerning Forward-Looking
Statements,
page 72

9. We note your revisions on page 72 in response to prior comment
23. Statements made in connection with going private transactions and tender offers are expressly excluded from the safe harbor protections afforded by the Private Securities Litigation Reform Act of 1995. See Sections 21E(b)(1)(E) and 21E(b)(2)(C) of the Exchange Act. Rather than refer to "various provisions," please revise to clarify that the above referenced safe harbors do not apply and state to which provisions you are referring.

Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement each filing person acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

      As appropriate, please amend your Schedule 14A and Schedule 13E-3 in response to these comments, and mark the documents to reflect changes to the original documents. See Rule 310 in Regulation S-T. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. File the response letter as correspondence on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Direct any questions on the financial statements and related disclosure to Kristine Shifflett at (202) 824-5089, or David
Humphrey at (202) 942-1995. Direct any other questions to Messeret Nega at (202) 942-1891 or in her absence to me at (202) 942-1976.

      					Regards,


						Michael Pressman
						Special Counsel

cc:	via facsimile
	Roger A. Tolins, Esq.
	Tolins & Lowenfels
	(212) 888-7706